SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 6, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 6, 2014, entitled “Syneron Reports Second Quarter 2014 Results.”

The GAAP financial statement tables included in the press release (pages 7-9 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: August 6, 2014

Syneron Reports Second Quarter 2014 Results

Revenue of $64.6 million; non-GAAP EPS $0.07

UltraShape commercial launch accelerated to Q4 2014

Received CE Mark for PicoWay, enhancing position in tattoo removal and treatment of pigmented lesions

Yokneam, Israel, August 6, 2014 –Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended June 30, 2014.

Second Quarter 20141 and Second Quarter 2013 on a Pro-Forma Basis (Excluding Syneron Beauty) and Recent Highlights Include:

•	Total revenue of $64.6 million, up 6.1% year-over-year and 13.7% sequentially.
•	North American sales grew 20% sequentially.
•	Non-GAAP gross margin of 54.2%, compared to 53.4% in Q2 2013.
•	Non-GAAP operating margin of 4.9%, compared to 5.6% in Q2 2013.
•	Generated $3.7 million in cash from operations; ended quarter with $96.4 million in cash and cash equivalents, and no debt.
•	Accelerating full commercial launch of UltraShape to Q4 2014.
•	Received CE Mark for PicoWay™, picosecond laser; expanding leadership position in tattoo removal and pigmented lesion treatment.

Amit Meridor, Chief Executive Officer of Syneron, said, “We had a solid second quarter, with revenue up 6% year-over-year and 14% sequentially, led by growth in the North American, EMEA and Asia Pacific markets. This included good results from our higher margin Syneron product line, particularly in North America where we are beginning to see a positive impact from our expanded sales team. This contributed to 20% sequential growth in North American sales compared to the first quarter 2014. Based on the positive initial launch of UltraShape, we are accelerating the full commercial launch into the fourth quarter 2014, ahead of the original first quarter 2015 timing.”

Mr. Meridor added, “We continue to make excellent progress with other strategic initiatives, including the significant expansion of our sales force and the development of our dedicated body shaping team, the integration of CoolTouch and the advancement of our new product pipeline. We also continue to make progress towards broader commercialization of elure in Asia, highlighted by the recent Chinese regulatory clearance and positive activities in Japan and Korea. Our financial results continue to benefit from our strategic decision to move Syneron Beauty into the joint venture with Unilever. In the second quarter 2014, we generated $3.7 million in cash while heavily investing in sales force build up and body shaping business group. This comes after several quarters of negative cash flow and provides Syneron with $96.4 million in cash and cash equivalents, and no debt.”

1 The second quarter 2014 year-over-year comparisons to the second quarter 2013 in the section titled “Second Quarter 2014 and Recent Highlights” are on a pro-forma basis, excluding Syneron Beauty from the second quarter 2013 and first quarter 2014 results following its de-consolidation as of December 8, 2013.

Shimon Eckhouse, Active Chairman of Syneron, said, “We continue to focus on the fastest growing segments of the aesthetic device market and see the results of our investment in the last two years in breakthrough products. The FDA approval of our UltraShape™ fat destruction product in the second quarter is a critical milestone in building our leadership position in the high growth body shaping market. In July we announced CE Mark for PicoWay™, a new picosecond laser system addressing the tattoo removal and pigmented lesion market. The dual wavelengths PicoWay has the shortest pulsed duration and highest peak power of any tattoo or pigmented lesion laser available in the market. Our clinical work with the PicoWay demonstrates its excellent performance in the tattoo removal and pigmented lesion applications. The PicoWay is based on a highly reliable Candela design and Syneron plans to take full advantage of its very large installed base of close to 1,400 Candela dedicated tattoo and pigmented lesion lasers and more than 11,000 Candela platforms that include pigmented lesion indication around the world. In the U.S., we anticipate receiving regulatory clearance for PicoWay by the end of the year, positioning us well to penetrate the large and growing global market for tattoo removal and the treatment of pigmented lesions.”

Revenue2: Second quarter 2014 revenue was $64.6 million, up 6.1% compared to $60.9 million in the second quarter 2013 on a pro forma basis (excluding Syneron Beauty). The increase was the result of growth in the North American, EMEA and APAC regions, partially offset by lower revenue in the LATAM region. On a sequential basis, second quarter 2014 revenue was up 13.7% compared to $56.8 million in the first quarter 2014, driven by growth in all regions and the inclusion of the first full quarter of CoolTouch revenue following the acquisition in March 2014. Second quarter 2013 reported revenue was $68.8 million (including Syneron Beauty).

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 20143:

Gross Margin for the second quarter 2014 was 54.2%, up from 53.4% in the second quarter 2013. The increase in gross margin was reflects mainly a more favorable geographic and product mix.

Operating Income for the second quarter 2014 was $3.2 million, down from $3.4 million in the second quarter 2013. The decrease was primarily due to higher sales and marketing expenses related to the significant expansion of the Company’s North American sales force, along with additional operating expenses from CoolTouch following its acquisition in March 2014. This was partially offset by higher gross margin.

2 The second quarter 2014 year-over-year comparisons to the second quarter 2013, in the section titled “Revenue” are on a pro-forma basis, excluding Syneron Beauty from the second quarter 2013 and first quarter 2014 results following its de-consolidation as of December 8, 2013.

3 The second quarter 2014 year-over-year comparisons to the second quarter 2013 in the section titled “Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2014” are on a pro-forma basis, excluding Syneron Beauty from the second quarter 2013 results following its de-consolidation as of December 8, 2013.

Net Income and Earnings Per Share in the second quarter 2014 were $2.5 million, or $0.07 per share, compared to net income of $3.0 million, or $0.08 per share in the second quarter 2013.

Net income and earnings per share for the second quarter 2014 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.3 million.
-	Stock-based compensation of $1.2 million.
-	Re-measurement of contingent consideration of $(0.3) million.
-	Other non-recurring costs of $1.2 million, mainly related to impairment of intangible assets
-	Income tax positive adjustment of $0.4 million.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2014:

Gross Margin for the second quarter 2014 was 52.6%, up from 48.3% in the second quarter 2013. The increase in gross margin was primarily due to favorable geographic and product mix.

Operating Loss for the second quarter 2014 was $(0.1) million, compared to an operating loss of $(4.6) million in the second quarter 2013. Operating Margin for the second quarter 2014 was (0.22%), up from (6.7%) in the second quarter 2013. The improvement was primarily related to higher gross margin in the second quarter 2014 and higher one-time expenses in the second quarter 2013.

Net Loss and Loss Per Share in the second quarter 2014 was $(0.5) million, or $(0.01) per share, compared to net loss of $(4.3) million, or $(0.12) per share, in the second quarter 2013.

Cash Position: As of June 30, 2014, the Company’s cash and cash equivalents was $96.4 million, compared to $92.6 million as of March 31, 2014.

Hugo Goldman, Chief Financial Officer of Syneron, said, “During the second quarter we began to see the initial benefits of the significant expansion of our North American sales force on gross margin, which improved on a year-over-year and sequential basis. As anticipated, operating expenses increased in the second quarter due to the new sales reps, along with building our Body Shaping Business Group and the integration of the CoolTouch business. While these added expenses impacted our operating margin in the quarter, we believe they will be strong contributors to future growth and margin expansion.”

Mr. Goldman added, “During the quarter we effectively managed our working capital, demonstrated by good improvements in collection of our accounts receivables bringing our days sales outstanding down to 81 days. In addition, a reduction in our inventory led to our inventory days outstanding coming down to 108 days. These improvements contributed to positive cash flow from operations of $3.7 million in the quarter after several quarters of using cash from operations.”

Use of Non-GAAP Measures and Pro-Forma Financials
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to stock-based compensation, amortization of intangible assets, re-measurement of the contingent consideration, other non-recurring items such as costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, impairment of intangible assets and income tax adjustment, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

In addition, this press release provides pro forma financials that exclude revenues from Syneron Beauty following its de-consolidation as of December 8, 2013 in various comparable periods.  A reconciliation of the comparable periods that include revenues from Syneron Beauty is contained in the accompanying financial tables.

Conference call and Presentation Slides
Syneron management will host its second quarter 2014 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. The webcast will include presentation slides regarding the second quarter results to accompany management’s prepared remarks. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q2 2014 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2296 in the U.S., and 212-444-0896 from overseas. The conference pass code is: 6801985.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include optimism about future growth prospects attributable to higher growth in North America due to our expanded sales team, development of our new dedicated body shaping team, integration of CoolTouch and advancement of our new product pipeline; our expected timetable and approach for introduction of UltraShape and its potential to building our leadership position in the high growth body shaping market; our expectation of potential U.S. regulatory clearance for PicoWay and its potential to allowing us to penetrate the large and growing global market for tattoo removal and the treatment of pigmented lesions; progress towards broader commercialization of elure in Asia; and our belief that our investments in our sales force expansion, building of our Body Shaping Business Group and integration of the CoolTouch business will be strong contributors to future growth and margin expansion. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including the CoolTouch, UltraShape and PicoWay products, our ability to grow non-core market revenues, the continued stabilization of the Europe and Middle East and Asia Pacific markets, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Revenues	$64,618	$68,765	$121,431	$129,969
Cost of revenues	30,647	35,583	58,061	64,371

Gross profit	33,971	33,182	63,370	65,598

Operating expenses:
Sales and marketing	20,026	21,874	37,344	42,179
General and administrative	7,322	7,499	13,572	14,163
Research and development	6,151	8,220	12,389	15,949
Other expenses, net	617	225	1,016	543

Total operating expenses	34,116	37,818	64,321	72,834

Operating loss	(145)	(4,636)	(951)	(7,236)

Financial Income (expenses), net	228	(147)	392	(375)

Loss before tax benefit	83	(4,783)	(559)	(7,611)

Taxes on income (Tax benefit)	517	(415)	967	(720)

Loss before non-controlling interest	(434)	(4,368)	(1,526)	(6,891)

Net loss attributable to non-controlling interest	-	20	-	100

Loss attributable to Syneron shareholders	$(434)	$(4,348)	$(1,526)	$(6,791)

Loss per shar“e:

Basic and Diluted
Loss before non-controlling interest	$(0.01)	$(0.12)	$(0.04)	$(0.19)
Net loss attributable to non-controlling interest	-	-	-	-
Net loss attributable to Syneron shareholders	$(0.01)	$(0.12)	$(0.04)	$(0.19)

Weighted average shares outstanding:
Basic and Diluted	36,670	35,786	36,637	35,704

Diluted	36,670	35,621	36,637	35,621

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	June 30,	December 31,
	2014	2013 (*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$38,531	$37,583
Short-term bank deposits	11,405	16,453
Available-for-sale marketable securities	35,809	28,933
Trade receivable, net	58,144	54,229
Other accounts receivables and prepaid expenses	13,752	14,262
Inventories	35,544	34,707

Total current assets	193,185	186,167

Long-term assets:
Severance pay fund	572	565
Long-term deposits and others	1,684	1,509
Long-term available-for-sale marketable securities	10,633	25,571
Investment in affiliated company	24,720	24,720
Property and equipment, net	6,275	6,603
Intangible assets, net	25,615	21,439
Goodwill	28,085	20,976
Deferred taxes	17,420	17,927

Total long-term assets	115,004	119,310

Total assets	$308,189	$305,477

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$17,153	$17,679
Deferred revenues	13,411	13,001
Other accounts payable and accrued expenses	26,597	27,831

Total current liabilities	57,161	58,511

Long-term liabilities:
Contingent consideration liability	9,530	7,896
Deferred revenues	2,920	3,461
Warranty accruals	789	779
Accrued severance pay	583	611
Deferred taxes	3,849	2,430

Total long-term liabilities	17,671	15,177

Stockholders' equity:	233,357	231,789

Total liabilities and stockholders' equity	$308,189	$305,477

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the six-months ended
	June 30,	June 30,
	2014	2013
Cash flows from operating activities:
Net loss before non-controlling interest	$(1,526)	$(6,891)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	1,960	2,326
Depreciation and amortization	3,939	5,484
Impairments of intangible assets	1,506	-
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	473	584
Revaluation of contingent liability	94	480
Changes in operating assets and liabilities:
Trade receivable, net	(3,180)	(6,835)
Inventories	377	(5,579)
Other accounts receivables	1,171	211
Deferred taxes	(588)	401
Accounts payable	(2,290)	4,048
Deferred revenue	1,030	238
Accrued warranty accruals	(1,690)	108
Other accrued liabilities	(2,016)	(6,475)

Net cash used in operating activities	(740)	(11,902)

Cash flows from investing activities:
Purchases of property and equipment	(936)	(2,591)
Proceeds from the sale or maturity of marketable securities	26,050	31,103
Purchase of marketable securities	(18,368)	(47,485)
Proceeds from short-term bank deposits, net	5,045	3,203
Acquisition of a subsidiary	(11,016)	-
Other investing activities	(21)	(133)

Net cash provided by (used in) investing activities	754	(15,903)

Cash flows from financing activities:
Acquisition of shares held by non-controlling shareholders of a subsidiary	-	(5,000)
Proceeds from exercise of stock options	568	3,121

Net cash provided by (used in) financing activities	568	(1,879)

Effect of exchange rates on cash and cash equivalents	366	(1,665)

Net increase (decrease) in cash and cash equivalents	948	(31,349)

Cash and cash equivalents at beginning of period	37,583	66,359

Cash and cash equivalents at end of period	$38,531	$35,010

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

GAAP gross profit	$33,971	$33,182	$63,370	$65,598

Stock-based compensation	88	71	154	143
Amortization of intangible assets	950	1,599	1,900	2,707

Non-GAAP gross profit	$35,009	$34,852	$65,424	$68,448

GAAP operating loss	$(145)	$(4,636)	$(951)	$(7,236)

Stock-based compensation	1,189	1,306	1,959	2,327
Amortization of intangible assets	1,251	2,063	2,502	3,697
Remeasurement of contingent consideration	(305)	225	(305)	543
Other non-recurring items	1,168	2,157	1,844	2,652

Non-GAAP operating income	$3,158	$1,115	$5,049	$1,983

GAAP net loss attributable to Syneron shareholders	$(434)	$(4,348)	$(1,526)	$(6,791)

Stock-based compensation	1,189	1,306	1,959	2,327
Amortization of intangible assets	1,251	2,063	2,502	3,697
Remeasurement of contingent consideration	(305)	225	(305)	543
Other non-recurring items	1,168	2,157	1,844	2,652
Income tax adjustments	(383)	(712)	(660)	(1,105)

Non-GAAP net income attributable to Syneron shareholders	$2,486	$691	$3,814	$1,323

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders	$(0.01)	$(0.12)	$(0.04)	$(0.19)

Stock-based compensation	0.03	0.04	0.05	0.07
Amortization of intangible assets	0.03	0.06	0.07	0.10
Remeasurement of contingent consideration	(0.01)	0.01	(0.01)	0.02
Other non-recurring items	0.03	0.06	0.05	0.07
Income tax adjustments	(0.01)	(0.02)	(0.02)	(0.03)

Non-GAAP net income per share attributable to Syneron shareholders	$0.07	$0.02	$0.10	$0.04

Diluted
GAAP net loss attributable to Syneron shareholders	$(0.01)	$(0.12)	$(0.04)	$(0.19)

Stock-based compensation	0.03	0.04	0.05	0.06
Amortization of intangible assets	0.03	0.06	0.07	0.10
Remeasurement of contingent consideration	(0.01)	0.01	(0.01)	0.02
Other non-recurring items	0.03	0.06	0.05	0.07
Income tax adjustments	(0.01)	(0.02)	(0.02)	(0.03)

Non-GAAP net income per share attributable to Syneron shareholders	$0.07	$0.02	$0.10	$0.04

Weighted average shares outstanding:

Basic	36,670	35,786	36,637	35,704

Diluted	37,237	36,011	37,277	36,037

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
Pro Forma Basis, Excluding Syneron Beauty
(in thousands, except per share data)

	For the three-months ended			For the six-months ended
	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty	As Reported	Syneron Beauty	Pro Forma Basis, Excluding Syneron Beauty
	30/06/2013	30/06/2013	30/06/2013	30/06/2013	30/06/2013	30/06/2013

GAAP gross profit	$33,182	$2,068	$31,114	$65,598	$4,277	$61,321

Stock-based compensation	71	4	67	143	7	136
Amortization of intangible assets	1,599	254	1,345	2,707	508	2,199

Non-GAAP gross profit	$34,852	$2,326	$32,526	$68,448	$4,792	$63,656

GAAP operating loss	$(4,636)	$(2,538)	$(2,098)	$(7,236)	$(4,283)	$(2,953)

Stock-based compensation	1,306	111	1,195	2,327	190	2,137
Amortization of intangible assets	2,063	153	1,910	3,697	305	3,392
Remeasurement of contingent consideration	225	-	225	543	-	543
Other non-recurring items	2,157	-	2,157	2,652	-	2,652

Non-GAAP operating income (loss)	$1,115	$(2,274)	$3,389	$1,983	$(3,788)	$5,771

GAAP net loss attributable to Syneron shareholders	$(4,348)	$(2,543)	$(1,805)	$(6,791)	$(4,345)	$(2,446)

Stock-based compensation	1,306	111	1,195	2,327	190	2,137
Amortization of intangible assets	2,063	153	1,910	3,697	305	3,392
Remeasurement of contingent consideration	225	-	225	543	-	543
Other non-recurring items	2,157	-	2,157	2,652	-	2,652
Income tax adjustments	(712)	(43)	(669)	(1,105)	(87)	(1,018)

Non-GAAP net income (loss) attributable to Syneron shareholders	$691	$(2,322)	$3,013	$1,323	$(3,937)	$5,260

Income (Loss) per share:

Basic
GAAP net loss per share attributable to Syneron shareholders			$(0.05)			$(0.07)

Stock-based compensation			0.03			0.06
Amortization of intangible assets			0.05			0.10
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.06			0.07
Income tax adjustments			(0.02)			(0.03)

Non-GAAP net income per share attributable to Syneron shareholders			$0.08			$0.15

Diluted
GAAP net loss attributable to Syneron shareholders			$(0.05)			$(0.07)

Legal settlement costs
Stock-based compensation			0.03			0.06
Amortization of intangible assets			0.05			0.09
Remeasurement of contingent consideration			0.01			0.02
Other non-recurring items			0.06			0.07
Income tax adjustments			(0.02)			(0.03)

Non-GAAP net income per share attributable to Syneron shareholders			$0.08			$0.15

Weighted average shares outstanding:

Basic			35,786			35,704

Diluted			36,011			36,037

Syneron Medical Ltd.
Unaudited Non-GAAP Condensed Consolidated Statements of Income
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	Consolidated Non GAAP	Pro Forma Basis, Excluding Syneron Beauty	Consolidated Non GAAP	Pro Forma Basis, Excluding Syneron Beauty

Revenues	$64,618	$60,892	$121,431	$116,593
Cost of revenues	29,609	28,366	56,007	52,937

Gross profit	35,009	32,526	65,424	63,656

Operating Income	3,158	3,388	5,049	5,770

Income attributable to Syneron shareholders	$2,486	$3,012	$3,814	$5,259

Income per share:

Basic
Net Income attributable to Syneron shareholders	0.07	0.08	0.10	0.15

Diluted
Net Income attributable to Syneron shareholders	0.07	0.08	0.10	0.15

Weighted average shares outstanding:
Basic	36,670	35,786	36,637	35,704

Diluted	37,237	36,011	37,277	36,037